Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

May 18, 2007

Our ref. No. PI 126

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

<u>Re:Mitsubishi Corporation - File No. 82-3784</u>

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation Commence Tender Offer for Nitto Fuji Flour Milling Co., Ltd.**
- **Mitsubishi Corporation Commence Tender Offer for Nihon Shokuhin Kako Co., Ltd.**
- **Mitsubishi Corporation Commence Tender Offer for Nosan Corporation**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

dw 5/24

Translation of report filed with the Tokyo Stock Exchange on May 18, 2007

Mitsubishi Corporation Commence Tender Offer for Nitto Fuji Flour Milling Co., Ltd.

Mitsubishi Corporation (MC; hereinafter the "Offeror") has announced that its Board of Directors today passed a resolution to make a tender offer (hereinafter the "Tender Offer") for common shares of Nitto Fuji Flour Milling Co., Ltd. (First Section, Tokyo Stock Exchange; stock code, 2003; hereinafter the "Target Company"). Details are as follows.

I. Purpose of tender offer

As of September 30, 2006, MC held 34.72% of the total issued common shares of the Target Company, which is an affiliated company accounted for by the equity method. MC is making the Tender Offer to increase its stake in the Target Company and make it a consolidated subsidiary.

Guided by its medium-term management plan, INNOVATION 2007, and keeping a close eye on changes in external market conditions and other trends, MC has been building more powerful business foundations and making substantial investments in promising fields. The overriding goal is to achieve sustained growth over the medium and long term by "Opening Up a New Era" as a new industry innovator. In the food sector, MC is seeking to strengthen the value chain by building a comprehensive network spanning the entire chain, from sourcing of food materials at source to transportation and processing and distribution and retail sales of the final products. This strategy aims to accurately respond to the growing sophistication and diversification of consumer concern for stable food supplies as well as the quality and safety of those supplies.

The Target Company is a flour milling company borne of a merger in April 2006 of Nitto Flour Milling Co., Ltd., (hereinafter the "former Nitto Flour") and Fuji Flour Milling Co., Ltd. Not only was the former Nitto Flour an equity-method affiliate of MC, but MC also acted as its general sales agent. Based on this good relationship, MC has conducted business, mainly purchases and sales of wheat flour, with the Target Company for a long time. In recent years, emerging factors have made it clear that the business environment for the flour milling industry will become more difficult. The market is contracting as Japan's population shrinks and ages. Moreover, the revised law regarding supply, demand, and prices of staple foods that came into force in April 2007 has brought about a change in the system by which wheat and other grains are sold to four milling companies. Staying ahead of these changes by quickly reinforcing its corporate structure and further expanding its business scope, the Target Company plans to pursue sustained growth through sales expansion and strengthening of its production system and efficiency. By making the Target Company a consolidated subsidiary through this Tender Offer, MC and the Target Company are seeking to further deepen their cooperative efforts. This collaboration combines the technology development and production technology capabilities and production infrastructure of the Target Company with the wheat

procurement and wheat flour sales expertise of MC as well as its business development know-how in overseas markets—a future growth area. MC believes that such collaboration offers the potential for further strengthening the earnings base and increasing the corporate value of both companies.

The shares of the Target Company are presently listed on the First Section of the Tokyo Stock Exchange. Following the Tender Offer, MC intends for the Target Company's listing to be maintained. MC has set an upper limit on the number of shares to be acquired through the Tender Offer and in doing so took into consideration the holdings of the principal shareholders of the Target Company and the forecast number of tendered shares for this Tender Offer. In addition, MC has set no minimum for the number of shares to be acquired, and expects to purchase all shares that are tendered up to the scheduled upper limit.

The board of directors of the Target Company approved the Tender Offer in a meeting held today.

II. Outline of tender offer

1. Outline of Target Company

(1) Company name	Nitto Fuji Flour Milling Co., Ltd.
(2) Main business	Flour milling and food products, logistics, and food services
(3) Establishment	March 25, 1914
(4) Head office	1-3-17 Shinkawa, Chuo-ku, Tokyo
(5) President	Kazui Kondo
(6) Paid-in capital	¥2,500 million (as of September 30, 2006)

(7) Major shareholders and shareholding

Mitsubishi Corporation	34.72%
Sankyo Co., Ltd.	9.95%
Japan Trustee Services Bank, Ltd.	3.06%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.77%
Tokio Marine & Nichido Fire Insurance Co., Ltd.	2.33%
Mitsubishi UFJ Trust and Banking Corporation	1.48%
The Master Trust Bank of Japan, Ltd.	1.35%
Yamazaki Baking Co., Ltd.	1.32%
The Norinchukin Bank	1.32%
Meiji Yasuda Life Insurance Company (Standing Proxy, Trust & Custody Services Bank, Ltd.)	1.32%

Notes:

1. Information on the Target Company in the above outline is taken from the Target Company's Interim Business Report for the 109th Term, submitted on December 25, 2006.
2. Shareholding percentages are calculated based on the Target Company's total issued shares (46,923,646 shares) at September 30, 2006.

(8) Target Company Relationship with MC

A. Equity: MC holds 34.72% (16,290,000 shares) of the total issued shares of the Target Company (as of September 30, 2006).

B. Personnel: MC has placed 3 directors and 1 auditor in the Target Company, while 1 director of the Target Company has been transferred from MC.
C. Business: MC sells raw materials to the Target Company and purchases products from it.
D. Relationship of two parties: The Target Company is an affiliate of MC accounted for by the equity method.

2. Duration of Tender Offer
(1) Original submitted Tender Offer period
20 business days from May 21, 2007 (Monday) through June 15, 2007 (Friday).
B. Extension possible on request by Target Company
In accordance with the provisions of Article 27- 10, Paragraph 3 of the Securities and Exchange Law (hereinafter the "Law"), if the Target Company submits an opinion in writing indicating a request for an extension of the Tender Offer period, said period will be extended to 30 business days, ending on June 29, 2007 (Friday).

3. Purchase price
¥390 per share

4. Calculation method for purchase price
(1) Fundamental calculation
MC carried out its investigation of a purchase price for the Tender Offer with reference to an evaluation report on the value of the Target Company's stock compiled by MC's financial advisor, Mitsubishi UFJ Securities Co., Ltd.

In making its assessment of the Target Company's stock value, Mitsubishi UFJ Securities used the discounted cash flow (DCF), comparison of similar companies, and average market price methods. The price range per share of the Target Company under each of those methods was as follows.

Average market price method:	¥351 to ¥365
DCF method:	¥312 to ¥426
Comparison of similar companies method:	¥320 to ¥377

While putting emphasis on the DCF method, which reflects the future earnings power of the Target Company, MC took into consideration the overall results of the share evaluations by the above methods. In its examination, in addition to the results of evaluations, MC took account of the results of due diligence of the Target Company, the benefits of possible synergies with the Target Company, whether or not the Target Company approved of the Tender Offer, the premiums offered in past examples of tender offers, predictions of how successful the Tender Offer might be, and other factors. Based on all these considerations, MC set the purchase price at ¥390 per share.

The purchase price for shares in the Tender Offer represents an 11.11% premium on a simple average price of ¥351 (rounded) calculated based on the closing prices of the

Target Company's stock on the Tokyo Stock Exchange over the most recent one-month period up to May 17, 2007 and a 12.72% premium on the May 17 closing price of ¥346.

(2) Background to share price calculation

A. Name of independent institution providing third-party opinion at time of calculation
Mitsubishi UFJ Securities Co., Ltd.

B. Summary of opinion
Mitsubishi UFJ Securities placed the following assessments on the range of values per share of the Target Company.

Average market price method:	¥351 to ¥365
DCF method:	¥312 to ¥426
Comparison of similar companies method:	¥320 to ¥377

C. Summary of purchase price determination process based on third-party opinion
Because the Target Company is an MC affiliate accounted for by the equity method and has close business ties with MC, both parties had been discussing the best type of collaborative structure. Around mid-April this year, the two companies generally agreed to move in the direction of making the Target Company a consolidated subsidiary of MC through the acquisition of a majority stake in the Target Company by MC to raise the corporate value of both companies.

For that purpose, MC conducted due diligence investigations of the financial and business conditions of the Target Company as well as legal issues. At the same time, MC commissioned Mitsubishi UFJ Securities to make an evaluation of the share price of the Target Company for reference in setting the purchase price. Based on that request, Mitsubishi UFJ Securities examined the evaluation methods it should use, and using all the appropriate evaluation methods and financial information on the Target Company provided by MC and the Target Company, financial position forecasts of the Target Company prepared by MC, market prices of the shares of the Target Company and share transaction trends, and other general information, Mitsubishi UFJ Securities produced the share evaluations as shown above, submitting its report to MC on May 17, 2007.

With advice from Mitsubishi UFJ Securities, MC decided on a purchase price of ¥390 for the Tender Offer in a meeting of the Board of Directors on May 18, 2007. While putting emphasis on the DCF method, which reflects the future earnings power of the Target Company, MC took into consideration the overall results of the share evaluations. In its examination, in addition to the results of evaluations, MC took account of the results of due diligence of the Target Company, the benefits of possible synergies with the Target Company, whether or not the Target Company approved of the Tender Offer, the premiums offered in past examples of tender offers, and predictions of how successful the Tender Offer might be.

D. Measures to ensure a fair purchase price

Having decided that conditions of the Tender Offer were fair and appropriate, the Target Company approved it in a meeting of the board of directors held on May 18, 2007, in which all directors present voted in favor of the Tender Offer. In making that decision, the Target Company referred to a report prepared by a third-party share evaluation institution independent of the Target Company, MC, and Mitsubishi UFJ Securities. The results of that share evaluation, however, had absolutely no influence on the setting of the purchase price for the Tender Offer by MC.

At the said board of directors meeting, Target Company Director Mr. Akira Fujii, who also serves concurrently as Senior Vice President, Division COO of MC's Foods (Commodity Division); Director Toru Morino, who also serves as Manager of the Grain Products Unit of MC's Foods (Commodity Division); and Director Shigeru Nakajima, who is on loan from MC, were not involved in making this decision by the board of directors' of the Target Company as directors with a special conflict of interest. Furthermore, Target Company Corporate Auditor Yusuke Tanimoto, who also serves as Team Leader of MC's Living Essentials Group Controller Office, did not take part in the discussion of the Tender Offer at said board of directors meeting.

(3) Relationship with share evaluation institution
Mitsubishi UFJ Securities is an independent evaluation body, and is not a related party to MC.

5. Number of shares to be purchased

Type of shares, etc.	(a) Scheduled purchase in terms of shares	Scheduled excess in terms of shares
Shares	--	--
New stock acquisition rights	--	--
Bonds with new stock acquisition rights	--	--
Shares, etc., depositary receipts	--	---
Total	--	--

Notes: 1. Should the total number of shares, etc. tendered be less than the scheduled number of shares to be acquired (13,404,000 shares), MC will acquire all shares tendered. Should the total number of shares, etc. tendered exceed the scheduled number of shares to be acquired (13,404,000 shares), MC will not acquire all or part of the shares in excess of the scheduled number of shares to be acquired. In such a case, in accordance with the provisions of Article 32 of the Cabinet Office Ordinance regarding disclosure of tender offers for shares, etc. by entities other than issuers (Ministry of Finance Ordinance No. 38, 1990; hereinafter the "Ordinance") and the provisions of Article 27-13, Item 5 of the Law, MC will determine the purchase of shares, etc. and handle other settlement matters based on the proportional distribution (pro rata) method.
2. Shares less than a trading unit (*tangen*) will not be subject to the Tender Offer.

3. MC does not plan to acquire any treasury shares held by the Target Company through the Tender Offer.

6. Change in share ownership due to tender offer

Number of voting rights represented by shares, etc. held by Offeror before Tender Offer	16,290 units	(35.89% of issued shares before Tender Offer)
Number of voting rights represented by shares, etc. held by special relationship entities before Tender Offer	266 units	(0.59% of issued shares before Tender Offer)
Number of voting rights represented by shares, etc. scheduled to be purchased	13,404 units	(66.00% of issued shares before Tender Offer)
Total number of voting rights of all shareholders of the Target Company	45,394 units	

Notes: 1. "Number of voting rights represented by shares, etc. scheduled to be purchased" is the number of voting rights represented by the shares (13,404,000 shares) scheduled to be purchased.
2. "Total number of voting rights of all shareholders of the Target Company" is the total number of voting rights of shareholders at September 30, 2006 as entered in the Target Company's Interim Business Report for its 109th Term, submitted on December 25, 2006.
3. "Number of voting rights represented by shares, etc. held by special relationship entities before Tender Offer" is the total number of voting rights held by special relationship entities (excluding the Target Company).
4. The figures used for the percentages of issued shares before and after Tender Offer have been rounded up to the second decimal place.

7. Value of tender offer
¥5,228 million (planned)

8. Settlement procedures
(1) Name and location of head office of securities companies, banks, etc. handling settlement of Tender Offer
Mitsubishi UFJ Securities Co., Ltd.; 4-1, Marunouchi, 2-chome, Chiyoda-ku, Tokyo

(2) Date of start of settlement
June 22, 2007 (Friday)
Note: If the Tender Offer period is extended in accordance with the provisions of Article 27-10, Paragraph 3 of the Law, the date of start of settlement will be July 6, 2007 (Friday).

(3) Settlement method

Promptly following the end to the Tender Offer period, notification of purchase under the Tender Offer will be sent by post to the domicile of the applying shareholders, etc. (In the case of foreign shareholders, to the domicile of the standing proxy).

Purchase will be made on a cash basis. The payment for the purchased shares, etc. will be sent promptly by the Tender Offer Lead Manager after the start of settlement date in accordance with the instructions of applying shareholders, etc. to locations designated by applying shareholders, etc.

9. Other conditions and methods regarding the acquisition, etc.
A. Conditions set out in Article 27-13, Paragraph 4 of the Law and details
Should the total number of shares, etc. tendered be less than the scheduled number of shares to be acquired (13,404,000 shares), MC will acquire all shares tendered. Should the total number of shares, etc. tendered exceed the scheduled number of shares to be acquired (13,404,000 shares), MC will not acquire all or part of the shares in excess of the scheduled number of shares to be acquired. In such a case, in accordance with the provisions of Article 27-13, Item 5 of the Law, and of Article 32 of the Ordinance, MC will determine the purchase of shares, etc. and handle other settlement matters based on the proportional distribution (pro rata) method. When the total number of tendered shares from each applying shareholder calculated using the proportional distribution method and rounding amounts less than one trading unit (*tangen*; 1,000 shares) is less than the scheduled number of shares to be acquired, until the scheduled number of shares to be acquired is reached or exceeded, MC will purchase one trading unit (*tangen*) from each of the applying shareholders in order of those applying shareholders who have the most shares that were rounded down to a trading unit; provided that if the use of this method with multiple applying shareholders with the same amount of shares for which trading unit amounts have been rounded down results in the number of shares to be acquired exceeding the scheduled number of shares to be acquired, then the shareholders from which shares are to be purchased shall be determined by lottery among said shareholders in such a way as the number of shares to be acquired does not fall below the scheduled number of shares to be acquired.

When the total number of tendered shares from each applying shareholder calculated using the proportional distribution method and rounding amounts less than one trading unit (*tangen*) exceeds the scheduled number of shares to be acquired, until the scheduled number of shares to be acquired is reached, MC will decrease the amount of shares being purchased from each of the applying shareholders by one trading unit (*tangen*) in order of those applying shareholders who have the most shares that were rounded up to a trading unit; provided that if the use of this method with multiple applying shareholders with the same amount of shares for which fractional amounts have been rounded up results in the number of shares to be acquired falling below the scheduled number of shares to be acquired, then the shareholders from which share purchases are to be reduced shall be determined by lottery among said shareholders in such a way as the number of shares to be acquired does not fall below the scheduled number of shares to be acquired.

B. Conditions for withdrawing Tender Offer and details and method of disclosing withdrawal
If any of the conditions in Paragraph 1, Item 1 (i) to (ix) and (xii) to (xviii), Item 2, and Item 3 (i) to (viii) and in Paragraph 2, Items 3 to 6 of Article 14 of the Enforcement Regulations for the Securities and Exchange Law (hereinafter the "Regulations") should arise, the Tender Offer may be withdrawn. In the event the Tender Offer is withdrawn, notification will be made electronically, with a notice to that effect also placed in the *Nihon Keizai Shimbun*. However, should it be difficult to make such public notification by the final day of the Tender Offer period, a public announcement may be made using the method provided for in Article 20 of the Ordinance, with the public notification to follow immediately.

C. Conditions for a reduction in the purchase price, details, and method of disclosure of reduction
As provided for in Article 27-6, Paragraph 1, Item 1 of the Law, should the Target Company conduct an action stipulated in Article 13, Paragraph 1 of the Regulations during the Tender Offer period, the purchase price may be reduced in accordance with the standards in Article 19, Paragraph 1 of the Ordinance. If the purchase price is reduced, notification will be made electronically, with a notice to that effect also placed in the *Nihon Keizai Shimbun*. However, should it be difficult to make such public notification by the final day of the Tender Offer period, a public announcement may be made using the method provided for in Article 20 of the Ordinance, with the public notification to follow immediately. Should a reduction in the purchase price occur, even shares tendered before the public notification or announcement of the price reduction will be purchased at the reduced price.

D. Matters regarding the right of applying shareholders, etc. to cancel an agreement
Throughout the Tender Offer period, applying shareholders, etc. can cancel their agreement regarding the Tender Offer at any time. To cancel the agreement, the applying shareholder, etc. must deliver or send a document stating their intent to cancel their Tender Offer application and receipt of Tender Offer application (hereinafter collectively referred to as the "Notice of Cancellation") in writing to the head office or nationwide branch of the Lead Manager of the Tender Offer by 16:00 on the final day of the Tender Offer period; provided that if the Notice of Cancellation is sent and not delivered, it must arrive by 16:00 on the final day of the Tender Offer period.

If a Tender Offer agreement is cancelled by an applying shareholder, etc., the Offeror may not demand compensation or payment for breach of contract from the applying shareholder, etc. Moreover, the cost of returning the stock certificates and other materials to the applying shareholder, etc. shall be borne by the Offeror.

E. Method of disclosure of changes in the conditions of purchase
With the exception of those situations where changes in the conditions of purchase are prohibited under the provisions of Article 27-6 of the Law and Article 13 of the Regulations, the Offeror may change the conditions of purchase during the Tender Offer period.

If changes are made in the conditions of purchase, notification of the details of the changes will be made electronically, with a notice to that effect also placed in the *Nihon Keizai Shimbun.* However, should it be difficult to make such public notification by the final day of the Tender Offer period, a public announcement may be made using the method provided for in Article 20 of the Ordinance, with the public notification to follow immediately. If changes are made, even shares for which applications were tendered before the public notification or announcement will be purchased under the new conditions.

F. Method of disclosing revised documentation
When revised documentation is submitted to the Director General of the Kanto Finance Bureau, a public announcement will be made promptly of the details of the revised documentation that affect the content of the original notification of the start of the Tender Offer using the method stipulated in Article 20 of the Ordinance. In addition, the Tender Offer explanatory document will be promptly revised and the revised version shall be delivered to applying shareholders, etc. that had previously received this document. However, if the revisions are minor, a document giving the reasons for the revisions and listing the revised items and the revised content shall be prepared and delivered to the applying shareholders, etc.

G. Method of disclosing the results of the Tender Offer
The results of the Tender Offer shall be made public on the day following the end of the Tender Offer period using the method stipulated in Article 9-4 of the Regulations and Article 30-2 of the Ordinance.

H. Others
This Tender Offer is not being made directly or indirectly in or into the United States. The U.S. postal service or other U.S. interstate or international commercial methods or means (including but not limited to telephone, telex, facsimile, e-mail, and Internet communications) are not being utilized in making the Tender Offer. Moreover, the Tender Offer is not being made through the facilities of any securities exchanges in the United States. Application regarding the Tender Offer cannot be made by said methods or measures or through said facilities or from the United States.

In addition, the Tender Offer documentation or related purchase documentation is not being delivered or distributed by postal service or other methods in, to or from the United States and any requests for such deliveries or distributions will not be honored. Applications regarding the Tender Offer that are directly or indirectly in violation of any previously mentioned restrictions will not be accepted.

When applying under the Tender Offer, applying shareholders, etc. (in the case of foreign shareholders, their standing proxy) may be required to provide declarations and guarantees to the Tender Offer Lead Manager of the following conditions: a) at either the time of making application or sending the application document for the Tender Offer, the applying shareholder, etc. is not resident in the United States; b) the applying shareholder,

etc. has not directly or indirectly received or delivered information (including copies) regarding the Tender Offer in, to or from the United States; c) the applying shareholder, etc. has not directly or indirectly used the U.S. postal service or other U.S. interstate or international commercial methods or means (including but not limited to telephone, telex, facsimile, e-mail, and Internet communications), and has not used the facilities of a securities exchange in the United States to deliver or submit a signed application to buy or tender shares; and d) the applying shareholder is not a proxy or a person acting as a trustee or mandatory without discretionary powers (excluding cases where said other person submits all instructions regarding the purchase of shares from outside the United States).

10. Date of notice of start of Tender Offer May 21, 2007 (Monday)

11. Tender Offer Lead Manager Mitsubishi UFJ Securities Co., Ltd.

III. Others

1. Applicability of agreements between Offeror and Target Company and their directors and details

The board of directors of the Target Company has approved the Tender Offer. In the relevant meeting of the board of directors, several directors of the Target Company were not involved in making the decision to approve the Tender Offer because they have been placed or seconded from the Offeror and represent directors with a special interest relationship regarding this Tender Offer. These directors include Mr. Akira Fujii, who also serves concurrently as Senior Vice President, Division COO of MC's Foods (Commodity Division); Toru Morino, who also serves as Manager of the Grain Products Unit of MC's Foods (Commodity Division); and Shigeru Nakajima, who has been seconded to the Target Company from MC. In addition, Target Company Corporate Auditor Yusuke Tanimoto, who also serves as Foods Team Leader of MC's Living Essentials Group Controller Office, did not take part in the discussion of the Tender Offer at said board of directors meeting.

2. Other information deemed necessary for investors to decide whether or not to participate in the Tender Offer

According to press releases concerning changes in organization and in directors and other personnel and changes in directors and other personnel announced on February 16, 2007 and on March 16, 2007, respectively, the Target Company has implemented the following new lineup of directors and corporate auditors, effective April 1, 2007.

Director and President	Kazui Kondo	Representative Director
Director and Vice President	Ryosuke Takemasa	Representative Director, Head of R&D Division, R&D Institute, and Quality Guarantee Department
Senior Managing Director	Masahiko Komatsu	Head of Management Division
Senior Managing Director	Kazuo Nishikawa	Head of Sales Division

Managing Director	Konosuke Okubo	Head of Production Technology Division
Managing Director	Shoji Suzuki	Senior Manager of Shizuoka Operations Division
Managing Director	Jin Isozaki	Head of Administration Division, Senior Manager of Administration Department, and Head of Planning Department
Director	Akira Fujii	Non-standing Director
Director	Shigeru Nakajima	Deputy Senior Manager of Sales Division, Senior Manager of the Sales Management Department, and Manager of the No. 2 Sales Department
Director	Hiroyuki Yamanoshita	Senior Manager of Production Technology Department
Director	Mitsuhiro Sugimoto	Manager of Planning Department
Director	Tetsuo Okumura	Manager of Tokyo Plant
Director	Tokuhisa Fukazawa	Manager of Shizuoka Plant
Director	Kazuo Sakurai	Manager of Shizuoka R&D Center
Director	Toru Morino	Non-standing Director
Corporate Auditor	Takeyuki Nakura	Corporate Auditor
Corporate Auditor	Takashi Nagano	Corporate Auditor
Auditor	Tetsuo Takato	Outside Auditor, non-standing
Auditor	Yusuke Tanimoto	Outside Auditor, non-standing

According to its *Kessan Tanshin* business report for the fiscal year ended March 31, 2007, announced on May 16, 2007, the operating results for the Target Company for the period under review were as follows.

Non-Consolidated Performance for the Fiscal Year Ended March 31, 2007 (April 1, 2006 to March 31, 2007)

(1) Operating results (millions of yen)

Net sales	35,497
Cost of sales	28,719
SG&A expenses	5,735
Non-operating income	391

Non-operating expenses	101
Net income	922

(2) Per share data (yen)

Earnings per share	20.05
Dividend per share (planned)	7.00
Net assets per share	408.04

In its "Opinion Regarding the Tender Offer for the Company's Shares," announced on May 18, 2007, the Target Company stated that (i) in accordance with Article 135, Paragraph 3 of the Corporation Law, if it became a subsidiary of the Offeror, it would at an appropriate time dispose of 417,584 common shares held in the Offeror and (ii) in that case, if all of the shares had been sold at the ¥2,670 closing price on the First Section of the Tokyo Stock Exchange on May 17, 2007, it would have resulted in an extraordinary gain of approximately ¥1,091 million, booked as a gain on sale of investment securities, and (iii) that this extraordinary gain was not included in the consolidated and non-consolidated performance forecasts for the fiscal year ending March 31, 2008 as set out in the previously mentioned *Kessan Tanshin* announcement.

3. Impact of tender offer on MC's business performance

The Tender Offer will have only a minor impact on the consolidated (U.S. GAAP) and non-consolidated operating results of MC.

###

RECEIVED
2007 MAY 23 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Translation of report filed with the Tokyo Stock Exchange on May 18, 2007

Mitsubishi Corporation to Commence Tender Offer for Nihon Shokuhin Kako Co., Ltd.

Mitsubishi Corporation (MC; hereinafter the "Offeror") has announced that its Board of Directors today passed a resolution to make a tender offer (hereinafter the "Tender Offer") for common shares of Nihon Shokuhin Kako Co., Ltd. (Second Section, Tokyo Stock Exchange; stock code: 2892; hereinafter the "Target Company"). Details are as follows.

I. Purpose of tender offer

As of September 30, 2006, MC held 30.63% of the issued common shares of the Target Company, which is an affiliated company accounted for by the equity method. MC is making the Tender Offer to increase its stake in the Target Company and make it a consolidated subsidiary.

Guided by its medium-term management plan, INNOVATION 2007, and keeping a close eye on changes in external market conditions and other trends, MC has been building more powerful business foundations and making substantial investments in promising fields. The overriding goal is to achieve sustained growth over the medium and long term by "Opening Up a New Era" as a new industry innovator. In the food sector, MC is seeking to strengthen the value chain by building a comprehensive network spanning the entire chain, from sourcing of food materials at source to transportation and processing and distribution and retail sales of the final products. This strategy aims to accurately respond to the growing sophistication and diversification of consumer concern for stable food supplies as well as the quality and safety of those supplies.

The Target Company was founded as a starch manufacturer in 1948 and today manufactures a full line of products from corn starch to starch-derived sweeteners. As a raw materials procurement partner of the Target Company, MC supplies corn at a stable and competitive cost. Furthermore, MC is a general sales agent for the Target Company, achieving stable sales of products to a large number of quality customers. This good relationship with the Target Company has served to underpin a longstanding trading relationship. Starch and starch products are used as key raw materials mainly in the

papermaking and food and beverage industries. In many cases, these products have a major bearing on the quality and function of the end product. Because customer needs for raw materials are becoming more sophisticated by the day in tandem with the increasing diversification and functionality of end products, raw material suppliers must go beyond the bounds of a primary material supplier to implement multiple measures with customers to ensure the consistent production of higher quality end products at affordable prices. To continue to grow by accurately meeting these needs, improving one's ability to respond to issues facing customers and enhancing business development capabilities are particularly important themes in the starch-related business. By making the Target Company a consolidated subsidiary through this tender offer, MC and the Target Company are seeking to further deepen their cooperative efforts. This collaboration combines the technology development and production technology capabilities and production infrastructure of the Target Company, with the corn procurement and starch and sweetener sales expertise of MC as well as its ability to respond to issues facing customers and business development know-how in overseas markets—a future growth area. MC believes that such collaboration offers the potential for further strengthening the earnings base and increasing the corporate value of both companies.

The shares of the Target Company are presently listed on the Second Section of the Tokyo Stock Exchange. Following the Tender Offer, MC intends for the Target Company's listing to be maintained. MC has set an upper limit on the number of shares to be acquired through the Tender Offer and in doing so took into consideration the holdings of the principal shareholders of the Target Company and the forecast number of tendered shares for this Tender Offer. In addition, MC has set no minimum for the number of shares to be acquired, and expects to purchase all shares that are tendered up to the scheduled upper limit.

The board of directors of the Target Company approved the Tender Offer in a meeting held today.

II. Outline of tender offer

1. Outline of Target Company

(1) Company name Nihon Shokuhin Kako Co., Ltd.

(2) Business activities Manufacture and sale of processed products derived mainly from corn as well as secondary processed products

(3) Establishment July 26, 1948

(4) Head office 33-8, Sendagaya 5-chome, Shibuya-ku, Tokyo

(5) Representative Tsukasa Nagai

(6) Paid-in capital ¥1,600 million (as of September 30, 2006)

(7) Major shareholders and shareholding

Mitsubishi Corporation	30.63%
Sanwa Cornstarch Co., Ltd.	4.10%
Tokio Marine & Nichido Fire Insurance Co., Ltd.	2.79%
Nippon Life Insurance Company	2.54%
Horiuchi Unyu Co., Ltd.	1.59%
Atsushi Horiuchi	1.19%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1.00%
The Norinchukin Bank	1.00%
CBNY DFA International Value Portfolio (Standing proxy, Tokyo Branch, Citibank, N.A.)	0.88%
Citibank London SA Stichting Shell Pensioenfonds (Standing proxy, Tokyo Branch, Citibank, N.A.)	0.79%

Notes: 1. Information on the Target Company in the above outline is taken from the Target Company's Interim Business Report for the 86th Term, submitted on December 15, 2006.

2. Shareholding percentages are calculated based on the Target Company's total issued shares (32,000,000 shares) at September 30, 2006.

(8) Target Company Relationship with MC

A. Equity: MC holds 30.63% (9,800,000 shares) of the total issued shares of the Target Company (as of September 30, 2006).

B. Personnel: MC has placed 3 directors and 1 corporate auditor in the Target Company, while 1 director of the Target Company has been transferred from MC.

C. Business: MC sells products and raw materials to the Target Company and purchases products from it.

D. Relationship of two parties: The Target Company is an affiliate of MC accounted for by the equity method.

2. Duration of Tender Offer

(1) Original submitted Tender Offer period

20 business days from May 21, 2007 (Monday) through June 15, 2007 (Friday).

B. Extension possible on request by Target Company

In accordance with the provisions of Article 27- 10, Paragraph 3 of the Securities and Exchange Law (hereinafter the "Law"), if the Target Company submits an opinion in writing indicating a request for an extension of the Tender Offer period, said period will be extended to 30 business days, ending on June 29, 2007 (Friday).

3. Purchase price

¥360 per share

4. Calculation method for purchase price

(1) Fundamental calculation

MC carried out its investigation of a purchase price for the Tender Offer with reference to an evaluation report on the value of the Target Company's stock compiled by MC's financial advisor, Mitsubishi UFJ Securities Co., Ltd.

In making its assessment of the Target Company's stock value, Mitsubishi UFJ Securities used the discounted cash flow (DCF), comparison of similar companies, and average market price methods. The price range per share of the Target Company under each of those methods was as follows.

Average market price method:	¥304 to ¥314
DCF method:	¥261 to ¥392
Comparison of similar companies method:	¥302 to ¥374

While putting emphasis on the DCF method, which reflects the future earnings power of the Target Company, MC took into consideration the overall results of the share evaluations by the above methods. In its examination, in addition to the results of evaluations, MC took account of the results of due diligence of the Target Company, the benefits of possible synergies with the Target Company, whether or not the Target Company approved of the Tender Offer, the premiums offered in past examples of tender offers, predictions of how successful the Tender Offer might be, and other factors. Based on all these considerations, MC set the purchase price at ¥360 per share.

The purchase price for shares in the Tender Offer represents a 16.13% premium on a

simple average price of ¥310 (rounded) calculated based on the closing prices of the Target Company's stock on the Tokyo Stock Exchange over the most recent one-month period up to May 17, 2007 and a 16.50% premium on the May 17 closing price of ¥309.

(2) Background to share price calculation

A. Name of independent institution providing third-party opinion at time of calculation
Mitsubishi UFJ Securities Co., Ltd.

B. Summary of opinion

Mitsubishi UFJ Securities placed the following assessments on the range of values per share of the Target Company.

Average market price method:	¥304 to ¥314
DCF method:	¥261 to ¥392
Comparison of similar companies method:	¥302 to ¥374

C. Summary of purchase price determination process based on third-party opinion

Because the Target Company is an MC affiliate accounted for by the equity method and has close business ties with MC, both parties had been discussing the best type of collaborative structure. Around mid-April this year, the two companies generally agreed to move in the direction of making the Target Company a consolidated subsidiary of MC through the acquisition of a majority stake in the Target Company by MC to raise the corporate value of both companies.

For that purpose, MC conducted due diligence investigations of the financial and business conditions of the Target Company as well as legal issues. At the same time, MC commissioned Mitsubishi UFJ Securities to make an evaluation of the share price of the Target Company for reference in setting the purchase price. Based on that request, Mitsubishi UFJ Securities examined the evaluation methods it should use, and using all the appropriate evaluation methods and financial information on the Target Company provided by MC and the Target Company, financial position forecasts of the Target Company prepared by MC, market prices of the shares of the Target Company and share transaction trends, and other general information, Mitsubishi UFJ Securities produced the share evaluations as shown above, submitting its report to MC on May 17, 2007.

With advice from Mitsubishi UFJ Securities, MC decided on a purchase price of ¥360

for the Tender Offer in a meeting of the Board of Directors on May 18, 2007. While putting emphasis on the DCF method, which reflects the future earnings power of the Target Company, MC took into consideration the overall results of the share evaluations. In its examination, in addition to the results of evaluations, MC took account of the results of due diligence of the Target Company, the benefits of possible synergies with the Target Company, whether or not the Target Company approved of the Tender Offer, the premiums offered in past examples of tender offers, and predictions of how successful the Tender Offer might be.

D. Measures to ensure a fair purchase price

Having decided that conditions of the Tender Offer were fair and appropriate, the Target Company approved it in a meeting of the board of directors held on May 18, 2007, in which all directors present voted in favor of the Tender Offer. In making that decision, the Target Company referred to a report prepared by a third-party share evaluation institution independent of the Target Company, MC, and Mitsubishi UFJ Securities. The results of that share evaluation, however, had absolutely no influence on the setting of the purchase price for the Tender Offer by MC.

At the said board of directors meeting, Target Company Director Mr. Akira Fujii, who also serves concurrently as Senior Vice President, Division COO of MC's Foods (Commodity Division), and Target Company Directors Yoshihisa Fujita and Masato Kitamura, who are on loan from MC, were not involved in making this decision by the board of directors' of the Target Company as directors with a special conflict of interest. Furthermore, Target Company Corporate Auditor Yoshihito Yoshizawa, who also serves concurrently as Group Controller of MC's Business Innovation Group, did not take part in the discussion of the Tender Offer at said board of directors meeting.

(3) Relationship with share evaluation institution

Mitsubishi UFJ Securities is an independent evaluation body, and is not a related party to MC.

5. Number of shares to be purchased

Type of shares, etc.	(a) Scheduled purchase in terms of shares	Scheduled excess in terms of shares
Shares	--	--
New stock acquisition	--	--

rights		
Bonds with new stock acquisition rights	--	--
Shares, etc., depositary receipts ( )	--	---
Total	--	--

Notes: 1. Should the total number of shares, etc. tendered be less than the scheduled number of shares to be acquired (6,286,000 shares), MC will acquire all shares tendered. Should the total number of shares, etc. tendered exceed the scheduled number of shares to be acquired (6,286,000 shares), MC will not acquire all or part of the shares in excess of the scheduled number of shares to be acquired. In such a case, in accordance with the provisions of Article 32 of the Cabinet Office Ordinance regarding disclosure of tender offers for shares, etc. by entities other than issuers (Ministry of Finance Ordinance No. 38, 1990; hereinafter the "Ordinance") and the provisions of Article 27-13, Item 5 of the Law, MC will determine the purchase of shares, etc. and handle other settlement matters based on the proportional distribution (pro rata) method.

2. Shares less than a trading unit (*tangen*) will not be subject to the Tender Offer.

3. MC does not plan to acquire any treasury shares held by the Target Company through the Tender Offer.

6. Change in share ownership due to tender offer

Number of voting rights represented by shares, etc. held by Offeror before Tender Offer	9,800 units	(39.91% of issued shares before Tender Offer)
Number of voting rights represented by shares, etc. held by special relationship entities before Tender Offer	120 units	(0.49% of issued shares before Tender Offer)
Number of voting rights represented by shares, etc. scheduled to be purchased	6,286 units	(66.00% of issued shares before Tender Offer)
Total number of voting rights of all shareholders of	24,556 units	

the Target Company		

Notes: 1. "Number of voting rights represented by shares, etc. scheduled to be purchased" is the number of voting rights represented by the shares (6,286,000 shares) scheduled to be purchased.

2. "Total number of voting rights of all shareholders of the Target Company" is the total number of voting rights of shareholders at September 30, 2006 as entered in the Target Company's Interim Business Report for its 86th Term, submitted on December 15, 2006.

3. "Number of voting rights represented by shares, etc. held by special relationship entities before Tender Offer" is the total number of voting rights held by special relationship entities (excluding the Target Company).

4. The figures used for the percentages of issued shares before and after Tender Offer have been rounded up to the second decimal place.

7. Value of tender offer

¥2,263 million (planned)

8. Settlement procedures

(1) Name and location of head office of securities companies, banks, etc. handling settlement of Tender Offer

Mitsubishi UFJ Securities Co., Ltd.; 4-1, Marunouchi, 2-chome, Chiyoda-ku, Tokyo

(2) Date of start of settlement

June 22, 2007 (Friday)

Note: If the Tender Offer period is extended in accordance with the provisions of Article 27-10, Paragraph 3 of the Law, the date of start of settlement will be July 6, 2007 (Friday).

(3) Settlement method

Promptly following the end to the Tender Offer period, notification of purchase under the Tender Offer will be sent by post to the domicile of the applying shareholders, etc. (In the case of foreign shareholders, to the domicile of the standing proxy).

Purchase will be made on a cash basis. The payment for the purchased shares, etc. will be sent promptly by the Tender Offer Lead Manager after the start of settlement date in accordance with the instructions of applying shareholders, etc. to locations designated

by applying shareholders, etc.

9. Other conditions and methods regarding the acquisition, etc.

A. Conditions set out in Article 27-13, Paragraph 4 of the Law and details

Should the total number of shares, etc. tendered be less than the scheduled number of shares to be acquired (6,286,000 shares), MC will acquire all shares tendered. Should the total number of shares, etc. tendered exceed the scheduled number of shares to be acquired (6,286,000 shares), MC will not acquire all or part of the shares in excess of the scheduled number of shares to be acquired. In such a case, in accordance with the provisions of Article 27-13, Item 5 of the Law, and of Article 32 of the Ordinance, MC will determine the purchase of shares, etc. and handle other settlement matters based on the proportional distribution (pro rata) method. When the total number of tendered shares from each applying shareholder calculated using the proportional distribution method and rounding amounts less than one trading unit (*tangen*; 1,000 shares) is less than the scheduled number of shares to be acquired, until the scheduled number of shares to be acquired is reached or exceeded, MC will purchase one trading unit (*tangen*) from each of the applying shareholders in order of those applying shareholders who have the most shares that were rounded down to a trading unit; provided that if the use of this method with multiple applying shareholders with the same amount of shares for which trading unit amounts have been rounded down results in the number of shares to be acquired exceeding the scheduled number of shares to be acquired, then the shareholders from which shares are to be purchased shall be determined by lottery among said shareholders in such a way as the number of shares to be acquired does not fall below the scheduled number of shares to be acquired.

When the total number of tendered shares from each applying shareholder calculated using the proportional distribution method and rounding amounts less than one trading unit (*tangen*) exceeds the scheduled number of shares to be acquired, until the scheduled number of shares to be acquired is reached, MC will decrease the amount of shares being purchased from each of the applying shareholders by one trading unit (*tangen*) in order of those applying shareholders who have the most shares that were rounded up to a trading unit; provided that if the use of this method with multiple applying shareholders with the same amount of shares for which fractional amounts have been rounded up results in the number of shares to be acquired falling below the scheduled number of shares to be acquired, then the shareholders from which share purchases are to be reduced shall be determined by lottery among said shareholders in such a way as

the number of shares to be acquired does not fall below the scheduled number of shares to be acquired.

B. Conditions for withdrawing Tender Offer and details and method of disclosing withdrawal

If any of the conditions in Paragraph 1, Item 1 (i) to (ix) and (xii) to (xviii), Item 2, and Item 3 (i) to (viii) and in Paragraph 2, Items 3 to 6 of Article 14 of the Enforcement Regulations for the Securities and Exchange Law (hereinafter the "Regulations") should arise, the Tender Offer may be withdrawn. In the event the Tender Offer is withdrawn, notification will be made electronically, with a notice to that effect also placed in the *Nihon Keizai Shimbun*. However, should it be difficult to make such public notification by the final day of the Tender Offer period, a public announcement may be made using the method provided for in Article 20 of the Ordinance, with the public notification to follow immediately.

C. Conditions for a reduction in the purchase price, details, and method of disclosure of reduction

As provided for in Article 27-6, Paragraph 1, Item 1 of the Law, should the Target Company conduct an action stipulated in Article 13, Paragraph 1 of the Regulations during the Tender Offer period, the purchase price may be reduced in accordance with the standards in Article 19, Paragraph 1 of the Ordinance. If the purchase price is reduced, notification will be made electronically, with a notice to that effect also placed in the *Nihon Keizai Shimbun*. However, should it be difficult to make such public notification by the final day of the Tender Offer period, a public announcement may be made using the method provided for in Article 20 of the Ordinance, with the public notification to follow immediately. Should a reduction in the purchase price occur, even shares tendered before the public notification or announcement of the price reduction will be purchased at the reduced price.

D. Matters regarding the right of applying shareholders, etc. to cancel an agreement

Throughout the Tender Offer period, applying shareholders, etc. can cancel their agreement regarding the Tender Offer at any time. To cancel the agreement, the applying shareholder, etc. must deliver or send a document stating their intent to cancel their Tender Offer application and receipt of Tender Offer application (hereinafter collectively referred to as the "Notice of Cancellation") in writing to the head office or nationwide branch of the Lead Manager of the Tender Offer by 16:00 on the final day of

the Tender Offer period; provided that if the Notice of Cancellation is sent and not delivered, it must arrive by 16:00 on the final day of the Tender Offer period.

If a Tender Offer agreement is cancelled by an applying shareholder, etc., the Offeror may not demand compensation or payment for breach of contract from the applying shareholder, etc. Moreover, the cost of returning the stock certificates and other materials to the applying shareholder, etc. shall be borne by the Offeror.

E. Method of disclosure of changes in the conditions of purchase

With the exception of those situations where changes in the conditions of purchase are prohibited under the provisions of Article 27-6 of the Law and Article 13 of the Regulations, the Offeror may change the conditions of purchase during the Tender Offer period.

If changes are made in the conditions of purchase, notification of the details of the changes will be made electronically, with a notice to that effect also placed in the *Nihon Keizai Shimbun.* However, should it be difficult to make such public notification by the final day of the Tender Offer period, a public announcement may be made using the method provided for in Article 20 of the Ordinance, with the public notification to follow immediately. If changes are made, even shares for which applications were tendered before the public notification or announcement will be purchased under the new conditions.

F. Method of disclosing revised documentation

When revised documentation is submitted to the Director General of the Kanto Finance Bureau, a public announcement will be made promptly of the details of the revised documentation that affect the content of the original notification of the start of the Tender Offer using the method stipulated in Article 20 of the Ordinance. In addition, the Tender Offer explanatory document will be promptly revised and the revised version shall be delivered to applying shareholders, etc. that had previously received this document. However, if the revisions are minor, a document giving the reasons for the revisions and listing the revised items and the revised content shall be prepared and delivered to the applying shareholders, etc.

G. Method of disclosing the results of the Tender Offer

The results of the Tender Offer shall be made public on the day following the end of the

Tender Offer period using the method stipulated in Article 9-4 of the Regulations and Article 30-2 of the Ordinance.

H. Others

This Tender Offer is not being made directly or indirectly in or into the United States. The U.S. postal service or other U.S. interstate or international commercial methods or means (including but not limited to telephone, telex, facsimile, e-mail, and Internet communications) are not being utilized in making the Tender Offer. Moreover, the Tender Offer is not being made through the facilities of any securities exchanges in the United States. Application regarding the Tender Offer cannot be made by said methods or measures or through said facilities or from the United States.

In addition, the Tender Offer documentation or related purchase documentation is not being delivered or distributed by postal service or other methods in, to or from the United States and any requests for such deliveries or distributions will not be honored. Applications regarding the Tender Offer that are directly or indirectly in violation of any previously mentioned restrictions will not be accepted.

When applying under the Tender Offer, applying shareholders, etc. (in the case of foreign shareholders, their standing proxy) may be required to provide declarations and guarantees to the Tender Offer Lead Manager of the following conditions: a) at either the time of making application or sending the application document for the Tender Offer, the applying shareholder, etc. is not resident in the United States; b) the applying shareholder, etc. has not directly or indirectly received or delivered information (including copies) regarding the Tender Offer in, to or from the United States; c) the applying shareholder, etc. has not directly or indirectly used the U.S. postal service or other U.S. interstate or international commercial methods or means (including but not limited to telephone, telex, facsimile, e-mail, and Internet communications), and has not used the facilities of a securities exchange in the United States to deliver or submit a signed application to buy or tender shares; and d) the applying shareholder is not a proxy or a person acting as a trustee or mandatory without discretionary powers (excluding cases where said other person submits all instructions regarding the purchase of shares from outside the United States).

10. Date of notice of start of Tender Offer May 21, 2007 (Monday)

11. Tender Offer Lead Manager Mitsubishi UFJ Securities Co., Ltd.

III. Others

1. Applicability of agreements between Offeror and Target Company and their directors and details

The board of directors of the Target Company has approved the Tender Offer. In the relevant meeting of the board of directors, Target Company Director Mr. Akira Fujii, who also serves concurrently as Senior Vice President, Division COO of MC's Foods (Commodity Division), and Target Company Directors Yoshihisa Fujita and Masato Kitamura, who are on loan from MC, were not involved in making this decision by the board of directors' of the Target Company as directors with a special conflict of interest. Furthermore, Target Company Corporate Auditor Yoshihito Yoshizawa, who also serves concurrently as Group Controller of MC's Business Innovation Group, did not take part in the discussion of the Tender Offer at said board of directors meeting.

2. Other information deemed necessary for investors to decide whether or not to participate in the Tender Offer

According to its *Kessan Tanshin* business report for the fiscal year ended March 31, 2007, announced on May 15, 2007, the operating results for the Target Company for the period under review were as follows.

Non-Consolidated Performance for the Fiscal Year Ended March 31, 2007 (April 1, 2006 to March 31, 2007)

(1) Operating results (millions of yen)

Net sales	48,190
Cost of sales	38,385
SG&A expenses	8,983
Non-operating income	279
Non-operating expenses	236
Net income	487

(2) Per share data (yen)

Earnings per share	19.81
Dividend per share (planned)	5.00

Net assets per share	459.20

3. Impact of tender offer on MC's business performance

The Tender Offer will have only a minor impact on the consolidated (U.S. GAAP) and non-consolidated operating results of MC.

###

This Press Release is for the announcement of the Tender Offer to the public and is not prepared for the purpose of sales solicitation. If you would like to offer for sale your shares in the Tender Offer, please ensure that you review the Tender Offer Statement (kokai kaitsuke setsumeisho) prepared by us in advance and offer your shares for sale at your own discretion as a shareholder. This Press Release does not fall under the categories of an offer to purchase securities or solicitation of the sale of securities, or solicitation of an offer for purchase of securities, nor does it constitute a part of such solicitation. This Press Release (or any part of it) or the distribution thereof shall not constitute grounds for any agreement in connection with the Tender Offer, and no agreement may be concluded on the basis of this Press Release (or a part of it) or the distribution thereof. The Tender Offer will not be conducted in or target the United States, either directly or indirectly, and will not be conducted by way of using the U.S. postal system nor by use of any other interstate or international commercial manner/method (including, but not limited to, telephone, telex, facsimile, email or internet communication), and will not be conducted through any stock exchange in the United States. An offer for sale of shares in the Tender Offer by means of the above-mentioned manners/methods, through the above-mentioned facilities, or from the United States is not permitted.

In addition, the Press Releases or other related documents regarding the Tender Offer will not, and cannot, be sent or distributed in or target the United States, or sent or distributed from the United States by way of post or other manners. Any offer for sale of shares in the Tender Offer violating, either directly or indirectly, the above-mentioned restrictions will not be accepted. Any solicitation to buy the securities or any equivalent from residents of the United States will not be conducted and any such solicitation will not be conducted in the United States; and securities or any equivalent sent by residents of the United States, or sent from the United States, will not be accepted. There may be some nations or regions which legally restrict the announcement, issuance or distribution of this Press Release. In such case, please pay attention to and comply with those restrictions. In the nations or regions where the execution of the Tender Offer is illegal, even if this Press Release is received, it shall not be deemed as a solicitation to apply to buy or to sell share certificates in connection with the Tender Offer, and it shall be deemed to be distribution of materials for reference purposes only.

Translation of report filed with the Tokyo Stock Exchange on May 18, 2007

Mitsubishi Corporation to Commence Tender Offer for Nosan Corporation

Mitsubishi Corporation (MC; hereinafter the "Offeror") has announced that its Board of Directors today passed a resolution to make a tender offer (hereinafter the "Tender Offer") for common shares of Nosan Corporation (First Section, Tokyo and Osaka stock exchanges; stock code, 2051; the "Target Company"). Details are as follows.

1. Purpose of tender offer

As of September 30, 2006, MC held 20.80% of the issued shares of the Target Company, which is an affiliated company accounted for by the equity method. The objective of the tender offer is to increase MC's stake in the Target Company to make it a consolidated subsidiary.

Guided by its medium-term management plan, INNOVATION 2007, and keeping a close eye on changes in external market conditions and other trends, MC has been building more powerful business foundations and making substantial investments in promising fields. The overriding goal is to achieve sustained growth over the medium and long terms by "Opening Up a New Era" as a new industry innovator. In the food sector, MC is seeking to strengthen the value chain by building a comprehensive network spanning the entire chain, from sourcing of food materials at source to transportation and processing and distribution and retail sales of the final products. This strategy aims to accurately respond to the growing sophistication and diversification of consumer concern for stable food supplies as well as the quality and safety of those supplies.

The Target Company manufactures and consistently supplies quality animal feed in the animal feed and livestock industry. MC and the Target Company began their business relationship in the trade of animal feed ingredients and formulated feed. Subsequently, MC has worked with the Target Company to help it build a competitive production system. As a partner in businesses producing, processing and selling beef in Japan, MC has a longstanding, cordial business relationship with the Target Company.

In the animal feed and livestock industries in Japan, the market is gradually shrinking

due to such dynamics as stagnant population growth, fewer farmers, differences between livestock prices in Japan and overseas and the improving quality of imported beef and processed products. At the same time, however, there is strongly rooted demand from consumers for home-grown beef from the perspective of safety and quality, meaning that the market is not expected to drop below a certain level in the future. On the other hand, amid the expected rapid shift from the management of livestock businesses by farmers to corporations, competition in the animal feed and livestock industries will likely intensify. Companies operating integrated businesses from upstream to downstream are expected to enjoy a competitive edge in the marketplace.

By making the Target Company a consolidated subsidiary through this tender offer, MC and the Target Company will make greater use of each other's capabilities. The Target Company possesses animal feed technology development and production technology capabilities as well as production infrastructure, while MC has the ability to procure raw materials for animal feed, meat production and processing technology capabilities and expertise in selling meat. By leveraging the advantages of each business, the two companies will further strengthen the integrated business structure from upstream to downstream. MC believes that such collaboration offers the potential for further strengthening the earnings base and increasing the corporate value of both companies. The Target Company is also developing core businesses other than the animal feed business. In the business fields of aqua feed, eggs and pet food, MC believes that it can capture greater synergies by leveraging its retail sales capability and its proven track record in developing businesses in overseas markets.

The Target Company is presently listed on the First Section of the Tokyo Stock Exchange and First Section of the Osaka Securities Exchange. Following the Tender Offer, MC intends for the Target Company's listings to be maintained. MC has set an upper limit on the number of shares to be acquired through the Tender Offer and in doing so took into consideration the holdings of the principal shareholders of the Target Company and the forecast number of tendered shares for this Tender Offer. In addition, MC has set no minimum for the number of shares to be acquired, and expects to purchase all shares that are tendered up to the scheduled upper limit.

The board of directors of the Target Company approved the Tender Offer in a meeting held today.

II. Outline of tender offer

1. Outline of Target Company

(1) Company name Nosan Corporation

(2) Business activities Manufacture and sale of animal feed, handling of food products and livestock

(3) Establishment August 6, 1931

(4) Head office 2-1, Minatomirai 2-chome, Nishi-ku, Yokohama, Kanagawa, Japan

(5) President & CEO Mamoru Horio

(6) Paid-in capital ¥7,411 million (as of September 30, 2006)

(7) Major shareholders and shareholding

Mitsubishi Corporation	20.80%
Japan Trustee Services Bank, Ltd. (Trust Account)	7.38%
Nisshin Seifun Group Inc.	2.82%
Tokio Marine & Nichido Fire Insurance Co., Ltd.	2.55%
The Bank of Yokohama, Ltd. (Standing proxy, Trust & Custody Services Bank, Ltd.)	2.55%
Fukoku Mutual Life Insurance Company (Standing proxy, Trust & Custody Services Bank, Ltd.)	2.32%
The Master Trust Bank of Japan, Ltd. (Trust Account)	1.89%
Mitsubishi UFJ Trust and Banking Corporation	1.73%
Meiji Yasuda Life Insurance Company (Standing proxy, Trust & Custody Services Bank, Ltd.)	1.55%
State Street Bank and Trust Company, Ltd. 505019 (Standing Proxy, Mizuho Corporate Bank, Ltd., Kabuto-cho Securities Settlement Operation Center)	1.18%

Notes: 1. Information on the Target Company in the above outline is taken from the Target Company's Interim Business Report for the 91st Term, submitted on December 25, 2006.

2. Shareholding percentages are calculated based on the Target Company's total issued shares (129,309,932 shares) at September 30, 2006.

(8) Target Company Relationship with MC

A. Equity: MC holds 20.80% (26,900,000 shares) of the total issued shares of the Target Company (as of September 30, 2006).

B. Personnel: MC has placed 1 external auditor in the Target Company, while 2 directors of the Target Company have been transferred to MC.

C. Business: MC sells raw materials to the Target Company and purchases animal feed from it.

D. Relationship of two parties: The Target Company is an affiliate of MC accounted for

by the equity method.

2. Duration of Tender Offer

(1) Original submitted Tender Offer period

20 business days from May 21, 2007 (Monday) through June 15, 2007 (Friday).

B. Extension possible on request by Target Company

In accordance with the provisions of Article 27-10, Paragraph 3 of the Securities and Exchange Law (hereinafter the "Law"), if the Target Company submits an opinion in writing indicating a request for an extension of the Tender Offer period, said period will be extended to 30 business days, ending on June 29, 2007 (Friday).

3. Purchase price

¥380 per share

4. Calculation method for purchase price

(1) Fundamental calculation

MC carried out its investigation of a purchase price for the Tender Offer with reference to an evaluation report on the value of the Target Company's stock compiled by MC's financial advisor, Mitsubishi UFJ Securities Co., Ltd.

In making its assessment of the Target Company's stock value, Mitsubishi UFJ Securities used the discounted cash flow (DCF), comparison of similar companies, and average market price methods. The price range per share of the Target Company under each of those methods was as follows.

Average market price method:	¥295 to ¥308
DCF method:	¥295 to ¥416
Comparison of similar companies method:	¥287 to ¥336

While putting emphasis on the DCF method, which reflects the future earnings power of the Target Company, MC took into consideration the overall results of the share evaluations by the above methods. In its examination, in addition to the results of evaluations, MC took account of the results of due diligence of the Target Company, the benefits of possible synergies with the Target Company, whether or not the Target Company approved of the Tender Offer, the premiums offered in past examples of tender offers, predictions of how successful the Tender Offer might be, and other factors.

Based on all these considerations, MC set the purchase price at ¥380 per share.

The purchase price for shares in the Tender Offer represents an 28.81% premium on a simple average price of ¥295 (rounded) calculated based on the closing prices of the Target Company's stock on the Tokyo Stock Exchange over the most recent one-month period up to May 17, 2007 and a 24.59% premium on the May 17 closing price of ¥305.

(2) Background to share price calculation

A. Name of independent institution providing third-party opinion at time of calculation

Mitsubishi UFJ Securities Co., Ltd.

B. Summary of opinion

Mitsubishi UFJ Securities placed the following assessments on the range of values per share of the Target Company.

Average market price method:	¥295 to ¥308
DCF method:	¥295 to ¥416
Comparison of similar companies method:	¥287 to ¥336

C. Summary of purchase price determination process based on third-party opinion

Because the Target Company is an MC affiliate accounted for by the equity method and has close business ties with MC, both parties had been discussing the best type of collaborative structure. Around mid-April this year, the two companies generally agreed to move in the direction of making the Target Company a consolidated subsidiary of MC through the acquisition of a majority stake in the Target Company by MC to raise the corporate value of both companies.

For that purpose, MC conducted due diligence investigations of the financial and business conditions of the Target Company as well as legal issues. At the same time, MC commissioned Mitsubishi UFJ Securities to make an evaluation of the share price of the Target Company for reference in setting the purchase price. Based on that request, Mitsubishi UFJ Securities examined the evaluation methods it should use, and using all the appropriate evaluation methods and financial information on the Target Company provided by MC and the Target Company, financial position forecasts of the Target Company prepared by MC, market prices of the shares of the Target Company and share transaction trends, and other general information, Mitsubishi UFJ Securities produced

the share evaluations as shown above, submitting its report to MC on May 17, 2007.

With advice from Mitsubishi UFJ Securities, MC decided on a purchase price of ¥380 for the Tender Offer in a meeting of the Board of Directors on May 18, 2007. While putting emphasis on the DCF method, which reflects the future earnings power of the Target Company, MC took into consideration the overall results of the share evaluations. In its examination, in addition to the results of evaluations, MC took account of the results of due diligence of the Target Company, the benefits of possible synergies with the Target Company, whether or not the Target Company approved of the Tender Offer, the premiums offered in past examples of tender offers, and predictions of how successful the Tender Offer might be.

D. Measures to ensure a fair purchase price

Having decided that conditions of the Tender Offer were fair and appropriate, the Target Company approved it in a meeting of the board of directors held on May 18, 2007, in which all directors present voted in favor of the Tender Offer. In making that decision, the Target Company referred to a report prepared by a third-party share evaluation institution independent of the Target Company, MC, and Mitsubishi UFJ Securities. The results of that share evaluation, however, had absolutely no influence on the setting of the purchase price for the Tender Offer by MC.

At the said board of directors meeting, Target Company External Auditor Mr. Akira Fujii, who also serves concurrently as Senior Vice President, Division COO of MC's Foods (Commodity Division), did not take part in the discussion of the Tender Offer at said board of directors meeting.

(3) Relationship with share evaluation institution

Mitsubishi UFJ Securities is an independent evaluation body, and is not a related party to MC.

5. Number of shares to be purchased

Type of shares, etc.	(a) Scheduled purchase in terms of shares	Scheduled excess in terms of shares
Shares	--	--
New stock acquisition rights	--	--

Bonds with new stock acquisition rights	--	--
Shares, etc., depositary receipts ( )	--	---
Total	--	--

Notes: 1. Should the total number of shares, etc. tendered be less than the scheduled number of shares to be acquired (51,942,000 shares), MC will acquire all shares tendered. Should the total number of shares, etc. tendered exceed the scheduled number of shares to be acquired (51,942,000 shares), MC will not acquire all or part of the shares in excess of the scheduled number of shares to be acquired. In such a case, in accordance with the provisions of Article 32 of the Cabinet Office Ordinance regarding disclosure of tender offers for shares, etc. by entities other than issuers (Ministry of Finance Ordinance No. 38, 1990; hereinafter the "Ordinance") and the provisions of Article 27-13, Item 5 of the Law, MC will determine the purchase of shares, etc. and handle other settlement matters based on the proportional distribution (pro rata) method.

2. Shares less than a trading unit (*tangen*) will not be subject to the Tender Offer.

3. MC does not plan to acquire any treasury shares held by the Target Company through the Tender Offer.

6. Change in share ownership due to tender offer

Number of voting rights represented by shares, etc. held by Offeror before Tender Offer	26,900 units	(22.19% of issued shares before Tender Offer)
Number of voting rights represented by shares, etc. held by special relationship entities before Tender Offer	1,173 units	(0.97% of issued shares before Tender Offer)
Number of voting rights represented by shares, etc. scheduled to be purchased	51,942 units	(66.00% of issued shares before Tender Offer)
Total number of voting rights of all shareholders of the Target Company	121,094 units	

Notes: 1. "Number of voting rights represented by shares, etc. scheduled to be purchased" is the number of voting rights represented by the shares (51,942,000 shares) scheduled to be purchased.

2. "Total number of voting rights of all shareholders of the Target Company" is the total number of voting rights of shareholders at September 30, 2006 as entered in the Target Company's Interim Business Report for its 91st Term, submitted on December 25, 2006.

3. "Number of voting rights represented by shares, etc. held by special relationship entities before Tender Offer" is the total number of voting rights held by special relationship entities (excluding the Target Company).

4. The figures used for the percentages of issued shares before and after Tender Offer have been rounded up to the second decimal place.

7. Value of tender offer

¥19,738 million (planned)

8. Settlement procedures

(1) Name and location of head office of securities companies, banks, etc. handling settlement of Tender Offer

Mitsubishi UFJ Securities Co., Ltd.; 4-1, Marunouchi, 2-chome, Chiyoda-ku, Tokyo

(2) Date of start of settlement

June 22, 2007 (Friday)

Note: If the Tender Offer period is extended in accordance with the provisions of Article 27-10, Paragraph 3 of the Law, the date of start of settlement will be July 6, 2007 (Friday).

(3) Settlement method

Promptly following the end to the Tender Offer period, notification of purchase under the Tender Offer will be sent by post to the domicile of the applying shareholders, etc. (In the case of foreign shareholders, to the domicile of the standing proxy).

Purchase will be made on a cash basis. The payment for the purchased shares, etc. will be sent promptly by the Tender Offer Lead Manager after the start of settlement date in accordance with the instructions of applying shareholders, etc. to locations designated by applying shareholders, etc.

9. Other conditions and methods regarding the acquisition, etc.

A. Conditions set out in Article 27-13, Paragraph 4 of the Law and details

Should the total number of shares, etc. tendered be less than the scheduled number of shares to be acquired (51,942,000 shares), MC will acquire all shares tendered. Should the total number of shares, etc. tendered exceed the scheduled number of shares to be acquired (51,942,000 shares), MC will not acquire all or part of the shares in excess of the scheduled number of shares to be acquired. In such a case, in accordance with the provisions of Article 27-13, Item 5 of the Law, and of Article 32 of the Ordinance, MC will determine the purchase of shares, etc. and handle other settlement matters based on the proportional distribution (pro rata) method. When the total number of tendered shares from each applying shareholder calculated using the proportional distribution method and rounding amounts less than one trading unit (*tangen*; 1,000 shares) is less than the scheduled number of shares to be acquired, until the scheduled number of shares to be acquired is reached or exceeded, MC will purchase one trading unit (*tangen*) from each of the applying shareholders in order of those applying shareholders who have the most shares that were rounded down to a trading unit; provided that if the use of this method with multiple applying shareholders with the same amount of shares for which trading unit amounts have been rounded down results in the number of shares to be acquired exceeding the scheduled number of shares to be acquired, then the shareholders from which shares are to be purchased shall be determined by lottery among said shareholders in such a way as the number of shares to be acquired does not fall below the scheduled number of shares to be acquired.

When the total number of tendered shares from each applying shareholder calculated using the proportional distribution method and rounding amounts less than one trading unit (*tangen*) exceeds the scheduled number of shares to be acquired, until the scheduled number of shares to be acquired is reached, MC will decrease the amount of shares being purchased from each of the applying shareholders by one trading unit (*tangen*) in order of those applying shareholders who have the most shares that were rounded up to a trading unit; provided that if the use of this method with multiple applying shareholders with the same amount of shares for which fractional amounts have been rounded up results in the number of shares to be acquired falling below the scheduled number of shares to be acquired, then the shareholders from which share purchases are to be reduced shall be determined by lottery among said shareholders in such a way as the number of shares to be acquired does not fall below the scheduled number of shares

to be acquired.

B. Conditions for withdrawing Tender Offer and details and method of disclosing withdrawal

If any of the conditions in Paragraph 1, Item 1 (i) to (ix) and (xii) to (xviii), Item 2, and Item 3 (i) to (viii) and in Paragraph 2, Items 3 to 6 of Article 14 of the Enforcement Regulations for the Securities and Exchange Law (hereinafter the "Regulations") should arise, the Tender Offer may be withdrawn. In the event the Tender Offer is withdrawn, notification will be made electronically, with a notice to that effect also placed in the *Nihon Keizai Shimbun*. However, should it be difficult to make such public notification by the final day of the Tender Offer period, a public announcement may be made using the method provided for in Article 20 of the Ordinance, with the public notification to follow immediately.

C. Conditions for a reduction in the purchase price, details, and method of disclosure of reduction

As provided for in Article 27-6, Paragraph 1, Item 1 of the Law, should the Target Company conduct an action stipulated in Article 13, Paragraph 1 of the Regulations during the Tender Offer period, the purchase price may be reduced in accordance with the standards in Article 19, Paragraph 1 of the Ordinance. If the purchase price is reduced, notification will be made electronically, with a notice to that effect also placed in the *Nihon Keizai Shimbun*. However, should it be difficult to make such public notification by the final day of the Tender Offer period, a public announcement may be made using the method provided for in Article 20 of the Ordinance, with the public notification to follow immediately. Should a reduction in the purchase price occur, even shares tendered before the public notification or announcement of the price reduction will be purchased at the reduced price.

D. Matters regarding the right of applying shareholders, etc. to cancel an agreement

Throughout the Tender Offer period, applying shareholders, etc. can cancel their agreement regarding the Tender Offer at any time. To cancel the agreement, the applying shareholder, etc. must deliver or send a document stating their intent to cancel their Tender Offer application and receipt of Tender Offer Application (hereinafter collectively referred to as the "Notice of Cancellation") in writing to the head office or nationwide branch of the Lead Manager of the Tender Offer by 16:00 on the final day of the Tender Offer period; provided that if the Notice of Cancellation is sent and not

delivered, it must arrive by 16:00 on the final day of the Tender Offer period.

If a Tender Offer agreement is cancelled by an applying shareholder, etc., the Offeror may not demand compensation or payment for breach of contract from the applying shareholder, etc. Moreover, the cost of returning the stock certificates and other materials to the applying shareholder, etc. shall be borne by the Offeror.

E. Method of disclosure of changes in the conditions of purchase

With the exception of those situations where changes in the conditions of purchase are prohibited under the provisions of Article 27-6 of the Law and Article 13 of the Regulations, the Offeror may change the conditions of purchase during the Tender Offer period.

If changes are made in the conditions of purchase, notification of the details of the changes will be made electronically, with a notice to that effect also placed in the *Nihon Keizai Shimbun.* However, should it be difficult to make such public notification by the final day of the Tender Offer period, a public announcement may be made using the method provided for in Article 20 of the Ordinance, with the public notification to follow immediately. If changes are made, even shares for which applications were tendered before the public notification or announcement will be purchased under the new conditions.

F. Method of disclosing revised documentation

When revised documentation is submitted to the Director General of the Kanto Finance Bureau, a public announcement will be made promptly of the details of the revised documentation that affect the content of the original notification of the start of the Tender Offer using the method stipulated in Article 20 of the Ordinance. In addition, the Tender Offer explanatory document will be promptly revised and the revised version shall be delivered to applying shareholders, etc. that had previously received this document. However, if the revisions are minor, a document giving the reasons for the revisions and listing the revised items and the revised content shall be prepared and delivered to the applying shareholders, etc.

G. Method of disclosing the results of the Tender Offer

The results of the Tender Offer shall be made public on the day following the end of the Tender Offer period using the method stipulated in Article 9-4 of the Regulations and

Article 30-2 of the Ordinance.

H. Others

This Tender Offer is not being made directly or indirectly in or into the United States. The U.S. postal service or other U.S. interstate or international commercial methods or means (including but not limited to telephone, telex, facsimile, e-mail, and Internet communications) are not being utilized in making the Tender Offer. Moreover, the Tender Offer is not being made through the facilities of any securities exchanges in the United States. Application regarding the Tender Offer cannot be made by said methods or measures or through said facilities or from the United States.

In addition, the Tender Offer documentation or related purchase documentation is not being delivered or distributed by postal service or other methods in, to or from the United States and any requests for such deliveries or distributions will not be honored. Applications regarding the Tender Offer that are directly or indirectly in violation of any previously mentioned restrictions will not be accepted.

When applying under the Tender Offer, applying shareholders, etc. (in the case of foreign shareholders, their standing proxy) may be required to provide declarations and guarantees to the Tender Offer Lead Manager of the following conditions: a) at either the time of making application or sending the application document for the Tender Offer, the applying shareholder, etc. is not resident in the United States; b) the applying shareholder, etc. has not directly or indirectly received or delivered information (including copies) regarding the Tender Offer in, to or from the United States; c) the applying shareholder, etc. has not directly or indirectly used the U.S. postal service or other U.S. interstate or international commercial methods or means (including but not limited to telephone, telex, facsimile, e-mail, and Internet communications), and has not used the facilities of a securities exchange in the United States to deliver or submit a signed application to buy or tender shares; and d) the applying shareholder is not a proxy or a person acting as a trustee or mandatory without discretionary powers (excluding cases where said other person submits all instructions regarding the purchase of shares from outside the United States).

10. Date of notice of start of Tender Offer May 21, 2007 (Monday)

11. Tender Offer Lead Manager Mitsubishi UFJ Securities Co., Ltd.

III. Others

1. Applicability of agreements between Offeror and Target Company and their directors and details

The board of directors of the Target Company has approved the Tender Offer. At the said board of directors meeting, Target Company External Auditor Mr. Akira Fujii, who also serves concurrently as Senior Vice President, Division COO of MC's Foods (Commodity Division), did not take part in the discussion of the Tender Offer at said board of directors meeting.

2. Other information deemed necessary for investors to decide whether or not to participate in the Tender Offer

The Target Company's Board of Directors passed a resolution on December 25, 2006 to issue stock options (stock acquisition rights) to directors and company employees, according to separate press releases issued the same day to this effect. Subsequently, the Target Company on January 10, 2007 issued press releases concerning the determination of details of the issuance of stock options (stock acquisition rights) to directors and concerning the determination of the exercise price and other matters for stock options (stock acquisition rights) to company employees.

According to its *Kessan Tanshin* business report for the fiscal year ended March 31, 2007, announced on April 27, 2007, the operating results for the Target Company for the period under review were as follows.

Non-Consolidated Performance for the Fiscal Year Ended March 31, 2007 (April 1, 2006 to March 31, 2007)

(1) Operating results (millions of yen)

Net sales	103,996
Cost of sales	92,665
SG&A expenses	9,312
Non-operating income	553
Non-operating expenses	388
Net income	1,392

(2) Per share data (yen)

Earnings per share	11.41
Dividend per share (planned)	6.5
Net assets per share	151.06

In its “Opinion Regarding the Tender Offer for the Company’s Shares,” announced on May 18, 2007, the Target Company stated that (i) in accordance with Article 135, Paragraph 3 of the Corporation Law, if it became a subsidiary of the Offeror, it would at an appropriate time dispose of 482,952 common shares held in the Offeror and (ii) in that case, if all of the shares had been sold at the ¥2,670 closing price on the First Section of the Tokyo Stock Exchange on May 17, 2007, it would have resulted in an extraordinary gain of approximately ¥1,075 million, booked as a gain on sale of investment securities, and (iii) that this extraordinary gain was not included in the consolidated and non-consolidated performance forecasts for the fiscal year ending March 31, 2008 as set out in the previously mentioned *Kessan Tanshin* announcement.

3. Impact of tender offer on MC’s business performance

The Tender Offer will have only a minor impact on the consolidated (U.S. GAAP) and non-consolidated operating results of MC.

###

In addition, the Press Releases or other related documents regarding the Tender Offer will not, and cannot, be sent or distributed in or target the United States, or sent or distributed from the United States by way of post or other manners. Any offer for sale of shares in the Tender Offer violating, either directly or indirectly, the above-mentioned restrictions will not be accepted. Any solicitation to buy the securities or any equivalent from residents of the United States will not be conducted and any such solicitation will not be conducted in the United States; and securities or any equivalent sent by residents of the United States, or sent from the United States, will not be accepted. There may be some nations or regions which legally restrict the announcement, issuance or distribution of this Press Release. In such case, please pay attention to and comply with those restrictions. In the nations or regions where the execution of the Tender Offer is illegal, even if this Press Release is received, it shall not be deemed as a solicitation to apply to buy or to sell share certificates in connection with the Tender Offer, and it shall be deemed to be distribution of materials for reference purposes only.

END